

Mail Stop 3561

September 14, 2007

Mr. J. Wayne Leonard
Chief Executive Officer
Entergy Corporation
639 Loyola Avenue
New Orleans, Louisiana 70113

> **Re:** **Entergy Corporation and Subsidiaries**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 1-11299**

Dear Mr. Leonard:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Consolidated Financial Statements

Notes to Financial Statements, page 55

Note 2. Rate and Regulatory Matters, page 66

1.   Please supplementally explain to us what the regulatory asset described as
        "depreciation re-direct" represents. Please be detailed in your response.

2.   It is not clear from the presented disclosure whether you are earning a return on
        all your regulatory assets. To the extent you are not earning a return, please
        provide the disclosures required in paragraph 20 of SFAS 71.

Note 7. Common Equity, page 108

Retained Earnings and Dividend Restrictions, page 108

3.   Please supplementally confirm that the thresholds contained in Schedule I of Rule
        5-04 of Regulation S-X have not been met such that condensed financial
        information of Entergy Corporation on a stand alone basis would be required.

Item 9A. Controls and Procedures, page 343

4.   Please revise to disclose whether there were any changes in your internal control
        over financial reporting during your last fiscal quarter that has materially affected,
        or is reasonably likely to materially affect your internal control over financial
        reporting. Refer to Item 308(c) of Regulation S-K. Please supplementally tell us
        whether there were any changes that occurred during fiscal year 2006 or in
        subsequent periods that that materially affected, or are reasonably likely to
        materially affect, your internal control over financial reporting.

                        *   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information

investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Staff Accountant Yong Kim at (202) 551-3323. Any other questions regarding disclosure issues may be directed to me at (202) 551-3849.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant